Certificate of Amendment
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation

1.	Name of Corporation:

BlackBox Semiconductor, Inc. (formerly known as Visitrade, Inc.)

2.	The Articles have been amended as follows:

Article One shall be amended and restate as follows:

The name of the corporation is BlackBox Semiconductor, Inc.

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 81.3%.

Signature:

/s/ Ford Sinclair

Signature of Officer